iTalk, Inc.  ● 2400 West Cypress Creek Road, Suite 111  ●  Fort Lauderdale, FL  33309

VIA E-mail

March 19, 2014

Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:          iTalk, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-54664

Mr. Spirgel,

Thank you for your comment letter of February 27, 2014 regarding Form 10-K filed by iTalk, Inc. (the “Company”).  After further research, the Company respectfully submits the following amended response to comment number 3 provided in its March 10, 2014 response letter.  Please see the Company’s amended response below.
________________________

Form 10-K for Year Ended August 31, 2013

Acquisition, page F-8

3.
We note that the Company completed the acquisition of the 1800-GET-VOIP toll free telephone number and related domain names GetVoIP.TV, 800GetVoIP.com, 1-800-Get-VoIP.com and 800-Get-VoIP.com on May 29, 2013.  Please tell us how you accounted for this acquisition in your consolidated financial statements for the fiscal year ended August 31, 2013.

Response: The acquisition of the 1800-GET-VOIP toll free number and related domain names disclosed in the Company’s June 5, 2013, Current Report on Form 8-K, was announced on May 29, 2013 and did not actually close until June 5, 2013.  Shortly thereafter, this Purchase Agreement was rescinded.  It was cancelled because the Seller failed to deliver a functioning 800 number as agreed.  Subsequently, the Company was able to restore the number, at its own expense, and agreed to settle the purchase for the amount of $ 5,000.00 cash already paid.  No stock or warrants were issued to Seller and, therefore, the transaction was immaterial to the Company’s operations or financial condition.  Accordingly, it was not disclosed on the Company’s August 31, 2013 Form 10-K.

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope this amended response appropriately addresses the Staff’s comments on Item 3.  Should you require any further information or have any questions, please feel free to call the undersigned at 561-901-0640.

Sincerely,

/s/ Richard Dea

Richard Dea, CFO